SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bausch Health Companies Inc.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

071734107
(CUSIP Number)

June 26, 2024**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This filing also reports the beneficial ownership of the Reporting Person as of December 31, 2021 and December 31, 2022.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 071734107	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Alex Meruelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,613,058*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED VOTING POWER 36,613,058*
9	SHARED VOTING POWER 36,613,058*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects information as of the date hereof. As of June 26, 2024, the date of event which requires the filing of this statement on Schedule 13G, the Reporting Person may have been deemed to beneficially own 18,358,248 Shares representing approximately 5.0% of the outstanding Shares as of such time; as of December 31, 2022, the Reporting Person may have been deemed to beneficially own 9,916,324 Shares representing approximately 2.7% of the outstanding Shares as of such time; as of December 31, 2021, the Reporting Person may have been deemed to beneficially own 20,837,901 Shares representing approximately 5.8% of the outstanding Shares as of such time.

CUSIP No. 071734107	13G	Page 3 of 7 Pages

Item (a).	Name of Issuer.
Bausch Health Companies Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
2150 St. Elzear Blvd. West, Laval Quebec, Canada H7L4A8

Item (a).	Name of Person Filing.

This statement is filed by Alex Meruelo (“Mr. Meruelo”). Mr. Meruelo is the sole trustee of Alex Meruelo Living Trust dated August 6, 1996 (the “Trust”) and the sole shareholder of the Monterey Insurance Company, Inc., a Utah corporation (“Monterey”).

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of Mr. Meruelo is 2500 E. Second Street, Reno, Nevada 89595, Attention: Management Office.

Item 2(c).	Place of Organization.

Mr. Meruelo is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities.

Common shares, no par value (“Shares”)

Item 2(e).	CUSIP Number.

071734107

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

CUSIP No. 071734107	13G	Page 4 of 7 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference.

The percentage ownership set forth in this Schedule 13G as of the date hereof is calculated based upon an aggregate of 367,102,862 Shares outstanding as of July 26, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024.

As of the date hereof, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described below, Mr. Meruelo may be deemed the beneficial owner of 36,613,058 Shares. This amount consists of (i) 35,637,089 Shares held for the account of the Trust, (ii) 728,900 Shares held for the account of Monterey, (iii) 175,000 Shares in the account of Liset Meruelo, the spouse of Mr. Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 20,974 Shares in the account of Alexander Meruelo, an adult child of Mr. Meruelo, (vi) 31,095 Shares in the account of Alexis Meruelo, an adult child of Mr. Meruelo and (vii) 15,000 Shares in the account of Lisette Meruelo, an adult child of Mr. Meruelo.

The percentage ownership set forth in this Schedule 13G as of June 26, 2024 is calculated based upon an aggregate of 366,796,721 Shares outstanding as of April 26, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the Securities and Exchange Commission on May 2, 2024.

As of June 26, 2024, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described above, Mr. Meruelo may have been deemed the beneficial owner of 18,358,248 Shares. This amount consists of (i) 17,382,279 Shares held for the account of the Trust, (ii) 728,900 Shares held for the account of Monterey, (iii) 175,000 Shares in the account of Liset Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 20,974 Shares in the account of Alexander Meruelo, (vi) 31,095 Shares in the account of Alexis Meruelo and (vii) 15,000 Shares in the account of Lisette Meruelo.

The percentage ownership set forth in this Schedule 13G as of December 31, 2022 is calculated based upon an aggregate of 361,868,131 Shares outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 071734107	13G	Page 5 of 7 Pages

As of December 31, 2022, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described above, Mr. Meruelo may have been deemed the beneficial owner of 9,916,324 Shares. This amount consists of (i) 8,921,100 Shares held for the account of the Trust, (ii) 728,900 Shares held for the account of Monterey, (iii) 175,000 Shares in the account of Liset Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 30,274 Shares in the account of Alexander Meruelo, including 9,300 Shares underlying call options, (vi) 34,550 Shares in the account of Alexis Meruelo and (vii) 21,500 Shares in the account of Lisette Meruelo.

The percentage ownership set forth in this Schedule 13G as of December 31, 2021 is calculated based upon an aggregate of 359,330,757 Shares outstanding as of October 28, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 2, 2021.

As of December 31, 2021, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described above, Mr. Meruelo may have been deemed the beneficial owner of 20,837,901 Shares. This amount consists of (i) 19,102,177 Shares held for the account of the Trust, including 12,404,200 Shares underlying call options, (ii) 1,456,900 Shares held for the account of Monterey, including 678,000 Shares underlying call options, (iii) 175,000 Shares in the account of Liset Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 42,474 Shares in the account of Alexander Meruelo, including 21,500 Shares underlying call options, (vi) 33,850 Shares in the account of Alexis Meruelo and (vii) 22,500 Shares in the account of Lisette Meruelo.

Mr. Meruelo disclaims beneficial ownership of the Shares held in the accounts of Liset Meruelo and her mother, and his adult children.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

As discussed in Item 4 above, certain securities reported are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. The Reporting Person disclaims beneficial ownership of such Shares except to the extent the Reporting Person actually has or shares voting power or investment power with respect to such Shares and the reporting thereof shall not be construed as an admission that the Reporting Person is a beneficial owner of such Shares.

CUSIP No. 071734107	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 071734107	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024
/s/ Alex Meruelo
ALEX MERUELO